U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40133

(Check One):

☒ Form 10-K  ☐  Form 20-F  ☐  Form 11-K   ☐  Form 10-Q  ☐  Form 10-D  ☐  Form N-CEN ☐  Form N-CSR

For Period Ended: December 31, 2022

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:       ANZU SPECIAL ACQUISITION CORP I

Former Name if Applicable:                   N/A

Address of Principal Executive Office (Street and Number): 12610 Race Track Road, Suite 250

City, State and Zip Code:   Tampa, Florida 33626

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Anzu Special Acquisition Corp I (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) by the prescribed filing date because the Company requires additional time to finalize the preparation and audit of the financial statements and related information included in the Annual Report.

The Company expects to file the Annual Report within the fifteen calendar-day period permitted pursuant to Rule 12b-25.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Dr. Whitney Haring-Smith	(202)	742-5870
Name	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒  Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2022, the Company currently expects net income to be $19,233,710, which consists of an increase in fair value of warrant liabilities of $19,997,306 and interest income earned on marketable securities held in the trust account of $6,125,038, and forgiveness of deferred offering costs of $150,262 and income tax expense of $1,501,714, offset by operating costs of $4,888,124 and a decrease in fair value of the forward purchase agreements of $649,058.

For the year ended December 31, 2021, the Company had a net loss of $251,633, which consists of operating costs of $5,204,970, further contributed by offering costs allocated to warrant liabilities of $782,812, offset by a change in fair value of warrant liabilities of $5,465,695, change in fair value of the forward purchase agreements of $232,789 and interest income earned on marketable securities held in the trust account of $37,665.

The Company may need to raise additional funds through loans from Anzu SPAC GP I LLC (the “Sponsor”) and/or third parties in order to meet the expenditures required for operating its business. If the Company’s estimate of the costs of undertaking in-depth due diligence and negotiating an initial business combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to an initial business combination. The Sponsor is not under any obligation to advance funds to, or to invest in, the Company. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. If an initial business combination is not consummated by September 30, 2023 or such earlier date as determined by the Company’s board of directors (or such longer period as provided in an amendment to the Company’s amended and restated certificate of incorporation approved by the Company’s stockholders), there will be a mandatory liquidation and subsequent dissolution of the Company. Mandatory liquidation and liquidity condition raise substantial doubt about the Company’s ability to continue as a going concern through one year from the date that the financial statements will be issued if an initial business combination is not consummated. The Company’s management plans to complete an initial business combination prior to the mandatory liquidation date and expects to receive financing to meet its obligations through the time of liquidation; however, no financing is currently committed.

Management's assessment of internal control over financial reporting will include a material weakness upon filing of the Annual Report.

The Company believes that its results contained herein for the fiscal year ended December 31, 2022 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Annual Report, the Company’s expected financial results for the year ended December 31, 2022 and the Company’s future liquidity needs and expectations on completing an initial business combination and receiving additional financing. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

ANZU SPECIAL ACQUISITION CORP I

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Dr. Whitney Haring-Smith
Dr. Whitney Haring-Smith, Chief Executive Officer

April 3, 2023